UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-41411

Haleon plc

(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,

Weybridge, Surrey, KT13 0NY

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On 20 March 2023, Haleon plc sent its annual report for fiscal year 2022 to its shareholders, which is attached hereto as Exhibit 99.1.

Exhibit List

Exhibit No.	Description
99.1	Annual Report for the year ended 31 December 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haleon PLC
(Registrant)

Date: March 20, 2023	By:	/s/ Amanda Mellor
Name: Amanda Mellor
Title: Company Secretary